Exhibit 99.1

SWVL Announces Pricing of $4.7 Million Private Placement

Priced At-the-Market Under Nasdaq Rules to Accelerate Expansion in High Value Markets

Dubai, United Arab Emirates, November 18, 2024 (GLOBE NEWSWIRE) — Swvl Holdings Corp ("Swvl" or the "Company") (Nasdaq: SWVL), a leading provider of technology-driven mobility solutions for enterprises and governments, today announced its entry into a definitive agreement with certain investors, including several members of its board of directors, to purchase $4.7 million of ordinary shares (or their equivalent) in a private placement, at a purchase price of $4.79 per share (its closing price on November 15, 2024). The purchasers have agreed to lock up the securities purchased in the offering for a period of 6 months, and also to transfer less than 20 percent of the securities purchased for each 90-day period thereafter in an amount not more than 20 percent of the trading volume on the date of sale.

The private placement is expected to close on or about November 18, 2024, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the private placement for working capital and general corporate purposes, including the expansion of its operations in the United States.

The offering is being made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation D thereunder. Accordingly, the securities issued in the offering may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Swvl's technology enhances transit system efficiency to deliver safer, more reliable, and sustainable transportation solutions.

Forward-Looking Statements

This press release contains “forward-looking statements'' relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward looking statements when it discusses the closing of the private placement and the expected use of proceeds. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact: Investor.relations@swvl.com